Mail Stop 6010

May 2, 2006

Mr. Robert McCullough
Chief Financial Officer
Molecular Diagnostics, Inc.
414 N. Orleans St., Suite 502
Chicago, IL 60610

       Re: Molecular Diagnostics, Inc.
              Form 10-KSB for the year ended December 31, 2004
              File No. 000-00935

Dear Mr. McCullough,

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant